Exhibit 21.1

List of Subsidiaries of Wetouch Technology Inc.

Name of Subsidiaries	Jurisdiction
Wetouch Holding Group Limited	British Virgin Islands
Hong Kong Wetouch Technology Limited	Hong Kong
Sichuan Vtouch Technology Co., Ltd.	The People’s Republic of China